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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  2*

Name of Issuer:  Magainin Pharmaceuticals, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number: 559 036 108

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

         Norman S. Schleifer, c/o Oracle Partners, L.P.,
   712 Fifth Avenue, 45th Floor, NY, NY 10019; (212) 373-9200

     (Date of Event which Requires Filing of this Statement)

                         April 24, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this
statement   .  (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 559 036 108

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Larry N. Feinberg

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5.  Check box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         1,134,900

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         1,134,900

10. Shared Dispositive Power:

         39,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,173,900

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         6.88%

14. Type of Reporting Person

         IN




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This Amendment No. 2 to a Statement on Schedule 13D is being filed by Larry N. Feinberg in order to amend the Statement on
Schedule 13D filed by Mr. Feinberg with respect to the outstanding shares of common stock of Magainin Pharmaceuticals, Inc. dated April 18, 1995, as amended by Amendment No. 1.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change, except that the business address of Mr.
         Feinberg is 712 Fifth Avenue, 45th Floor, New York, New
         York 10019.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Feinberg may be deemed to beneficially own 1,173,900 shares of Common Stock.
         These shares are held by the Partnership and managed accounts over which Mr. Feinberg has investment
         discretion.   The funds used for the purchase of the
         Common Stock held in the managed accounts over which Mr. Feinberg has investment discretion came from each managed account's own funds. The funds used for the purchase of the Common Stock held by the Partnership came from capital contributions to the Partnership by its general and limited partners and other working capital funds of the Partnership. No borrowed funds were used to purchase any of the 1,173,900 shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.  Purpose of Transaction

         The 1,173,900 shares of Common Stock were acquired for investment purposes. Mr. Feinberg and the other general partner of the Partnership have concerns about the lack of strategic direction of Magainin as compared to other similarly situated biopharmaceutical companies. The Chairman of the Board of Magainin and certain other directors of Magainin have been advised of these concerns. These concerns also have been discussed with a limited number of other holders of the Common Stock.
         A meeting among the general partners of the Partnership, certain other shareholders of Magainin, the Chairman of the Board of Magainin and another director of Magainin is scheduled to be held on April 24, 1996 for the purpose of discussing these concerns.



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         Mr. Feinberg and the other general partner of the
         Partnership have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. However, the general partners of the Partnership reserve the right to discuss company business with management, make proposals to management and/or take other actions to influence the management of Magainin should it deem such actions appropriate.

Item 5.  Interest in Securities of the Issuer

         Based on Magainin's definitive proxy statement dated April 8, 1996, there are believed to be 17,069,184 shares of Common Stock outstanding. Therefore, Mr. Feinberg may be deemed to beneficially own an aggregate of approximately 6.88% of the outstanding shares of Common Stock. Mr. Feinberg has the sole power to vote, direct the vote, dispose of or direct the disposition of 1,134,900 shares of the Common Stock, and has shared power to dispose of or direct the disposition of 39,000 shares of the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock that were effected by Mr. Feinberg during the past 60 days.



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         Signature

        The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

April 24, 1995


                             /s/  Larry N. Feinberg

                                  Larry N. Feinberg



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                                                   EXHIBIT A


                   Purchase Transactions



                        Number of Shares
         Trade Date     of Common Stock    Price Per Share


         3/29/96        30,000             $10.47

         3/01/96        28,000             $13.00







































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